Landwin REIT, Inc.
17200 Ventura Blvd., Suite 206
Encino, California 91316
April 11, 2006
VIA EDGAR & FACSIMILE: 202-772-9210
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Ms. Elaine Wolff

Re:	Landwin REIT, Inc.
File No. 333-129534
Pre-Effective Amendment No. 5 to Registration Statement on Form S-11
Filed April 7, 2006
Dear Ms. Wolff:
     Landwin REIT, Inc., as the registrant of the above-captioned registration statement, hereby respectfully requests that the above referenced registration statement be permitted to become effective at 4:00 p.m., Eastern Standard Time, on Thursday, April 13, 2006, or as soon thereafter as is practicable. The above named registrant is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934. Landwin REIT, Inc. acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please advise our counsel, Gina E. Betts at (214) 740-8000 of any questions.
Very truly yours,
LANDWIN REIT, INC.
     By: /s/ Seán Dennison
     Seán Dennison
     President